Exhibit 99.3

Dear Customer,

GSI Group (Nasdaq: GSIG) is pleased to announce the signing of a definitive agreement to acquire Excel Technology (Nasdaq: XLTC). Excel designs, develops, manufactures, and markets lasers, electro-optical components, and laser systems. The transaction will be in cash, and is valued at approximately $360 million, before fees and transaction costs.

This acquisition is an excellent strategic fit for GSI. It will expand our core laser, laser scanning, and laser systems portfolio significantly, and will strengthen our capacity to deliver new products and provide support to our customers. With pro forma 2007 annual revenues of more than $478 million and R&D investment of $45 million, the combined Company will be a leading supplier of lasers, precision technology products, and laser systems.

We are extremely excited to combine our businesses. I believe that the highly complementary nature of GSI’s and Excel’s customer bases and regional offices will result in benefits to you, and that this business transition will be seamless to you.

Should you have any questions, please contact your sales representative, or feel free contact me in our offices at 781-266-5700.

Best regards,

Dr. Sergio Edelstein

CEO and President

GSI Group Inc.

Additional Information

The definitive agreement to acquire Excel Technology referred to above provides for a tender offer for outstanding common stock of Excel, which has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Excel. At the time the tender offer is commenced, GSI and Purchaser (as defined in the definitive agreement) intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Excel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. GSI, Purchaser and Excel intend to mail these documents to the stockholders of Excel. These documents will contain important information about the tender offer, and stockholders of Excel are urged to read them carefully when they become available. Stockholders of Excel will be able to obtain a free copy of these documents (when they become available) and other documents filed by Excel or GSI with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from GSI by contacting GSI at 125 Middlesex Turnpike, Bedford, Massachusetts 01730, attention: Investor Relations, or from Excel by contacting Excel at 41 Research Way, East Setauket, New York 11733, attention: Investor Relations.